UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OFFERING CIRCULAR

FORM 1-K

ANNUAL REPORT

For the annual period ended December 31, 2024.

ROCKSTAR CAPITAL

GROUP LLC

Arkansas	6500	88-4161726
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Brandon Rooks

Chief Executive Officer

10333 Windy Trail,

Bentonville, AR 72712

Telephone: 913-827-3517

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-425-7831

Email: ljp@PinoLawGroup.com

ROCKSTAR CAPITAL GROUP LLC

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2024

2

PART II.

ITEM 1: BUSINESS

Rockstar Capital Group LLC (the “Company”) is an Arkansas limited liability company formed on October 5th, 2022 for the purposes of engaging in land acquisition and financing and is the Issuer of Class A Shares in the Company as outlined in the Company’s Offering Circular. The Company maintains only one class of shares, “Class A Shares,” which are available for purchase at a price of one thousand ($1,000) dollars per share.

The Company operates a strategic real estate investment model focused on enhancing asset value through acquisition, permitting, and development of land, located primarily in the southeastern United States. The company's comprehensive approach integrates short-term loan issuance, project and land financing, and direct or indirect investment in qualified properties, catering to a diversified clientele that includes unaffiliated entities, regional or national homebuilders, and hedge funds.

The Company maintains active relationships with several Strategic Partners, as identified in its Offering Circular, who regularly provide a pipeline of borrower financing opportunities. These opportunities primarily consist of direct land lot financing and mezzanine financing structures. Throughout the 2024 fiscal year, the Manager continued to apply its internal “Rockstar” due diligence process, a proprietary underwriting framework designed to evaluate the feasibility of borrower projects. This process enables the Company to focus on financing land with strong entitlement potential while avoiding projects that are unlikely to secure the necessary development approvals.

The Company is an affiliate of several Rockstar-branded entities, which all share the same Management Team, Strategic Partners & Affiliates and engage in various aspects of private real estate lending in the Land Entitlement, Development & Build for Rent (“BFR”) Space. The Company is primarily managed by Brandon Rooks (President of Manager and CEO of Company), along with a team of experienced Principals & Strategic Partners. The Company maintains physical offices in Bella Vista, Arkansas and Bentonville, Arkansas and further maintains satellite offices in the following locations: Charlotte, NC; Lincoln, Ne; Cape Coral, Fl; and San Diego, Ca. The Rockstar Management Team and its Affiliates (Affiliates are: BRD Land & Investment, LP., Buller River & Estero Developments, LP), which comprise of the individuals including: Lindsay Jarvis, Kevin Burrell, Tim Samuels, and Vanessa Peters, MD, which are all listed under the “Strategic Partners” section, located on page 39 of this Offering Circular. The Company may add additional Strategic Partners throughout its lifecycle to support additional deal flow, on an as-needed basis by the Manager.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Rockstar Capital Group LLC (the “Company”) was formed on October 5, 2022, as an Arkansas limited liability company. During the 2024 fiscal year, ended December 31, 2024, the Company continued to expand its investment platform, providing short-term financing for residential land development projects across the southeastern United States. Its business model centers on originating high-yield loans to affiliated and unaffiliated real estate operators, with a primary focus on projects that are strategically positioned for resale to regional and national homebuilders.

Throughout 2024, the Company deployed capital across multiple projects while refining its portfolio strategy. Consistent with its shift toward more scalable operations, the Company began reducing its exposure to scattered lot transactions (individual, non-contiguous residential parcels often acquired on a one-off basis) which tend to involve higher administrative overhead and less predictable timelines compared to larger, master-planned developments. Instead, the Company focused on providing more funds to centralized projects that could scale more easily. This transition reflects the Manager’s broader intent to align capital with more centralized and institutionally attractive opportunities, particularly those capable of supporting repeatable, multi-phase development strategies.

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The Company experienced a notable uptick in redemption activity during 2024, totaling just under Four Million ($4,000,000) Dollars, compared to approximately Six Hundred Eighteen Thousand ($618,000) Dollars in the prior year. This surge was largely driven by external liquidity needs among investors and did not reflect a deterioration in Company performance. Despite the increased redemptions, the Company maintained sufficient liquidity and continued to make payments throughout the fiscal year in a timely manner.

Financially, the Company reported strong performance in 2024, generating total revenue of Five Million Seven Hundred Eighty-Eight Thousand Nine Hundred Thirty-One ($5,788,931) Dollars. Interest income accounted for the majority of this, totaling Three Million Nine Hundred Forty-Seven Thousand Three Hundred Twenty-One ($3,947,321) Dollars, reflecting the Company’s increased emphasis on secured lending. Assignment fee revenue contributed an additional One Million Eight Hundred Eleven Thousand Six Hundred Thirty-Four ($1,811,634) Dollars, while land sales accounted for a nominal portion of revenue.

Net income for the fiscal year was Two Million Eight Hundred Ninety-Eight Thousand Nine Hundred Sixty-Two ($2,898,962) Dollars. The Company’s operating expenses increased in 2024, driven by management fees, expanded professional services engagements, and the introduction of a credit loss provision under the Current Expected Credit Loss (CECL) framework. The Company recorded a credit loss expense of One Million Five Hundred Eight Thousand Eight Hundred Twelve ($1,508,812) Dollars during the year, reflecting a conservative approach to loan portfolio risk management in accordance with updated accounting standards.

Despite the increase in expenses, the Company maintained positive cash flow from financing activities, bolstered by the continued sale of its units. As of December 31, 2024, the Company reported total assets of Fifty-One Million Seventy-Three Thousand Eight Hundred Eighteen ($51,073,818) Dollars and minimal outstanding liabilities. Cash on hand was approximately Five Hundred Ninety-Nine Thousand ($599,407) Dollars, and the Company retained additional liquidity through current notes receivable and affiliated capital sources.

As part of its organizational development, the Company appointed Melyssa Uyehara as Chief Operations Officer and Advisor to support operational scaling and strategic execution. In parallel, Jeff Dousharm and Reed Schweizer have concluded their roles as Strategic Partners and are no longer affiliated with the Company in that capacity.

Looking ahead, the Manager believes the market dynamics across the southeastern United States remain favorable for land financing and pre-development lending. Continued migration to the region, a business-friendly regulatory climate, and ongoing supply-demand imbalances in the residential housing market all reinforce the Company’s core investment thesis. At the same time, the scarcity of entitled land and the rising complexity of infrastructure planning have raised the bar for execution, thus further underscoring the value of experienced operators and disciplined capital deployment.

The Manager remains focused on balancing growth with risk management, favoring projects with strong fundamentals, defined exit strategies, and credible counterparties. Through active oversight, strategic partnerships, and selective project underwriting, the Company aims to preserve capital while generating attractive, risk-adjusted returns for its investors. The Company will continue to evaluate new opportunities in 2025, both through direct originations and joint efforts with its affiliates. With a growing investor base, improved operational systems, and a healthy pipeline of lending opportunities, the Company is positioned to scale responsibly while maintaining alignment with its long-term objectives.

Based on the financial performance achieved in 2024 and the trajectory of current investments, the Manager remains confident in the Company’s ability to meet its payment obligations and to continue delivering meaningful value to its investors.

4

ITEM 3: DIRECTORS AND OFFICERS

(a)	Directors, Executive Officers and Significant Employees of the Company

Name	Age	Title	Term of OfficeNote 1	Approximate Hours Per Week

Brandon Rooks	57	Co-Founder and President	October 2022	60

Kevin Hicks	46	Chief Financial Officer/Chief Accounting Officer	October 2022	20

Melissa Uyehara	54	Chief Operating Officer	January 2024	45

Note 1 – The Company expects each Executive Officer to continue in the same capacity as their predecessor Company Affiliate roles outlined below, not all Company Executive Officers will be focused on all aspects of the Company’s business initiatives but will rather focus on specific business initiatives in accordance with their area(s) of expertise.

Prior service with Rockstar Capital Development Fund III LLC, a Company Affiliate:

Name	Age	Title	Term of Office
Brandon Rooks	57	Co-Founder and President	July 2022

(b)	Family relationships.

Dylan Rooks, the son of Brandon Rooks, will participate in this Offering as an Advisor and be compensated through an entity known as OUTIR, LLC.

(c)	Business experience.

The Company’s Management Team has extensive experience in private real estate lending. The biographies of the Management Team as well as Strategic Partners, follows this section.

(d)	Legal proceedings.

None

The Company’s Management, which reside throughout the United States, have extensive experience in the land acquisition, financing, and permitting space. Their biographies are listed below.

Brandon Rooks, Founder and President. Every great company has a Rainmaker. Someone who doesn’t just see the vision for the future of the Rockstar Capital Development Group but has a proven track record of building a solid business foundation that provides a consistent return on investment.

Our rainmaker is Brandon Rooks.

5

Brandon entered the U.S. Navy right out of high school and served as an electronic warfare technician and operator with a Top Secret security clearance. He was deployed to the Persian Gulf three times and operated under combat conditions during routine oil tanker escorts and the Desert Storm War. His main duties were as an anti-ship missile defense operator.

In his six years in the service, Brandon traveled the world, and was awarded several commendations such as: National Defense Service Medal, Naval Battle E Award (a ship must win a minimum of four of the six Command Excellence awards to obtain this ranking), Armed Forces Expeditionary Medal, Humanitarian Medal and Good Conduct Medal.

During his service in the military, he maintained a Top Secret security clearance while earning a certificate from the University of Texas in Business Management as well as completing 52 weeks of advanced electronics. Brandon earned an Honorable Discharge in November of 1992.

After exiting the Navy, Brandon went into the sales field and quickly became a top performer at MCI, Greeley Dodge, & EcoWater (where many of his sales records and awards hang on the wall of fame at EcoWater Systems, remaining unchallenged to this day), and Mortgage Plus, Inc. He was headhunted into the world of Real Estate Investing, where he has excelled and built a loyal client database that has invested through and with him in various aspects of Real Estate Investment Opportunities for the past 20 years.

Since entering Investment Real Estate, Brandon has the following list of accomplishments:

•	Completed over fifty-three million ($53,000,000) dollars in investment mortgage closings from 2001– 2006;
•	Sold over seventy-three million ($73,000,000) dollars in SFR renovation properties from 2010 – 2016;
•	Sold over fifty-five million ($55,000,000) dollars in SFR and multi-family new construction properties from 2013 – 2016;
•	Created and raised capital for seven (7) real estate syndications valued currently at approximately seventy five million ($75,000,000) dollars;
•	Facilitated over twenty-five million ($25,000,000) dollars in lending opportunities with builders and renovators;
•	Transacted and facilitated over one billion ($1,000,000,000) dollars in Real Estate Investments for clients over the course of his career;
•	Built and owns two (2) restaurants in Overland Park, Lawrence, Kansas and Lubbock, Texas;
•	Formed Rockstar Capital Company in 2019 - Currently at ten million ($10,000,000) dollars AUM with a fifteen million ($15,000,000) dollar total value;
•	Reputation for high performance in real estate, mortgages, and investment financing;
•	Negotiated multiple multi-million-dollar acquisitions with private equity groups;
•	Has lined up over two hundred twenty-five million ($225,000,000) dollars in off-market opportunities for his clientele.

Brandon’s greatest attributes are his attention to detail, superior negotiating skills, work ethic, honesty and determination to deliver 110% satisfaction to his clients before, during and after the sale…that and a proven track record and tenacity to all Rockstar Companies. The trophies, plaques and awards that cover his office walls and shelves are proof that he gets the job done.

Brandon and his wife Mindy, of 28 years, reside in Bentonville, Arkansas. They have raised four successful children including their youngest son, Dylan (a.k.a “Kezz”), who graduated from high school by age 16 and is an independent Singer/Songwriter currently making waves in the Music Industry. Dylan is also a member of the Rockstar Family and presently serves as the Client Relations Manager for a Rockstar-branded Affiliate. Daughters (Ashleigh & Brittney) are both Entrepreneurs & started their own small businesses while working full time Jobs.

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Lindsay Jarvis, Strategic General Partner. Born in 1962, Lindsay (ex New Zealand) is now a well seasoned veteran with more than 30 years business experience. Having spent twenty of those years in the building industry, Lindsay owned a successful construction company that, at its peak, employed approximately 120 staff. Between 1990 and 2000 Lindsay’s company completed over $40 million dollars worth of commercial and residential construction. Prior to that Lindsay completed a 6 year degree in construction law, cost, feasibility, management, appraisals and the like.

Lindsay first entered to US property market in 2014 starting with Fix and Flips in the Memphis TN market and quickly progressed to building new rental properties for sale to investors. Shortly thereafter Lindsay met his future business partner (Kevin Burrell) in Charlotte NC. It was also in late 2014 that Lindsay had a package of 10 finished, new construction homes under contract that fell apart when the Buyer backed out. After asking around, Lindsay was told to contact a guy called "Rockstar" and within 3 hours, Brandon "Rockstar" Rooks had sold all 10 properties to a network of private Investors. By 2021 Lindsay & Kevin had developed and sold several hundred rental investment homes together with the assistance of Brandon as well as a network of other investment property sellers and R/E Hedge Funds. In 2017 Brandon had taken on a roll of capital raising to help fuel the expansion of Lindsay & Kevin's operation. It was through the process of building new SFRs with Kevin, Lindsay had the good fortune to meet Mr. Tim Samuels, affectionately known as the God Father of Land in Charlotte NC. Lindsay and Tim maintained a good friendship for several years and in 2019 formed BRDL to specialize in land development. BRDL have booked raw land revenues in excess of $50M for 2021.

Mr. Lindsay Jarvis is the Visionary for our Land Development model. Lindsay’s long history in building and property, coupled with extensive experience in other businesses, has provided him with the ability to locate prime ‘high-return’ property investment deals that benefit all those involved.

Kevin Burrell, Strategic General Partner. Located in Charlotte NC, Kevin has been in the property industry for over 20 years and 15 years of that he was also successfully involved in his own mortgage business. In the years following the GFC Kevin owned highly profitable turn key flip businesses specializing in selling rental investment properties to other investors. The business was located out of Charlotte NC with offices in Sarasota FL and Atlanta GA. By marketing their investment properties through radio shows, touring San Francisco, Los Angeles, Anaheim, San Diego , the use of major property re-sellers and also building strong partnerships with buyers/sellers in Australia, Singapore, Malaysia, Hong Kong, UK and Dubai, Kevin was able to develop and sell hundreds of rehabbed properties over 5 or more years that also included a substantial condo conversion.

It was at the tail end of the fix’n’flip hype (round 2013), whilst looking for other development opportunities, that Kevin formed a business relationship with Lindsay Jarvis and eventually formed Buller River and Estero Developments with the focus mainly on new construction. Mr. Kevin Burrell heads up the Build For Rent Model in all markets.

Vanessa Peters, MD, Strategic General Partner. Vanessa is the founder of VMD Investing and has been investing in real estate for 12 years in single-family homes, commercial retail, apartment communities, short-term rentals, self-storage, land entitlements, and manufactured home parks. She has invested in over 2500 units across 11 properties and 4 funds.

She is passionate about helping busy professionals build wealth through passive, income-producing real estate that provides attractive returns and a proven roadmap to financial freedom.

She is the author of The Busy Professional's Guide to Passive Real Estate Investing - A physician's path to building wealth, creating financial freedom & leaving a legacy.

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Vanessa Peters earned her medical degree at the University of Calgary, Alberta, Canada, and moved to the US from Canada in 2002. Dr. Peters is a Family Physician and Chief Physician Officer for Graybill Medical Group, a primary care owned medical group in North San Diego County with 12 locations and 80+ providers.

She is involved in her community and is on the Board of Directors for Interfaith Community Services, a nonprofit that focuses on reducing homelessness in San Diego County. She lives in Escondido with her husband and son and enjoys aviation, hiking, traveling, and yoga.

Tim Samuels, General Partner. Located in Charlotte NC, (and previously of NVR - Ryan Homes fame) Tim has acquired more than 45,000 lots in his real estate and home building career—a distinction that has earned him the nickname, “the Godfather of Land” among the leading national home builders across the Southeast. Known as a high-energy guy who always pushes hard to get across the line for a touchdown, Tim is the player who won’t let a deal stall at the 50-yard line and is an integral equation in the success of our Land Development Model. He always sees the roadblocks, and quickly maneuvers through the maze of obstacles in what often is a lengthy land-acquisition process. What sets him apart, he says, are his resources—and his optimism. As the land acquisition expert in the home building industry, Tim is respected for his savvy in the selection of land, but it was by chance that he entered the industry in 1987. “A friend suggested that I’d be good at it, and it seemed like a good fit, so finding my niche was more about being in the right place at the right time,” he says. Back then, Klutts Homes was selling tract homes to first-time home buyers, and that’s what he did. In 1988 he got his broker’s license, and with it he took his entrepreneurial spirit, in 1990, to launch his first building company, Crown Ventures, Inc. He built, sold and closed more than 400 homes.

It was there that Tim learned the building, construction and site selection process from the ground up. In 1995, Don Galloway, then the leading home builder in Charlotte, recruited Tim to manage his sales team. Within two years, he was promoted to Vice President of Sales and Land Acquisition. Tim took the company from selling 300 homes annually to more than 900 units. In 1999, Don Galloway Homes won “Builder of the Year” (Charlotte), and became Charlotte’s top home builder based on sales, customer satisfaction and product quality.

In early 2002, Ryan Homes sought and recruited Tim to serve as General Manager of Land Acquisition to expand the company’s Charlotte market. Over the next five years, Ryan grew from selling and closing 400 homes to 1,500 homes annually. In fact, the company grew so quickly that it was split into four divisions within the Charlotte region. Tim was responsible for land acquisition for all divisions. He established the land department and recruited and trained the land-acquisition team. In 2005, he became Market Land Manager and in 2010 he was promoted to Regional Land Market Manager. Early in 2020, Tim partnered with BRD Land & Investment and Estero , both limited partnerships with the mindset of continuous growth and land acquisition strategies throughout the

Southeast United States.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The Company was organized as an Arkansas limited liability company on October 5th, 2022. Rockstar Investments, LLC, an Arkansas Foreign limited liability company with Utah as its State of Origin is the sole Common Member (“Common Member”) of the Company and retains one hundred (100%) percent of Common Voting Shares. The Common Member is controlled by Rockstar Capital Group Management Corporation, an Arkansas corporation, of which Brandon Rooks is the President. Thus, Brandon Rooks is the individual who controls the Manager and Common Member. No other Common Shares or Preferred Shares have been issued.

8

The following table displays, as of December 31, 2024, the voting and non-voting securities of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Company Total Voting Power
Common Voting Shares ($1.00 par value)	Rockstar Investments LLCNote 1		$100.0%	100.0%

Class A Non-Voting Shares ($1,000.00 par value)	Various		N/A	0.00%

Note 1 – Rockstar Investments LLC, a Management controlled Company Affiliate, is the sole voting shareholder of the Company and shall serve as the Common Member.

Rockstar Capital Group Management Corporation (the “Manager”), a Management controlled Company Affiliate, is the Manager of the Sponsor.

Brandon Rooks, as President of Manager, is therefore the sole natural person with voting and dispositive power over the Common Shares.

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6: OTHER INFORMATION

None.

ITEM 7: FINANCIAL STATEMENTS

9

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

Consolidated Financial Statements and

Independent Auditor’s Report December 31, 2024 and 2023

10

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion of our report dated April 30, 2025, with respect to the financial statements of Rockstar Capital Group LLC as of December 31, 2024, and for the year ended, in this Regulation A Offering Circular on Form 1-A of Rockstar Capital Group LLC. We also consent to the reference to our firm under caption “Experts”.

Orlando, Florida April 30, 2025

11

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

12

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

INDEPENDENT AUDITOR’S REPORT

To the Members

Rockstar Capital Group LLC

Opinion

We have audited the accompanying consolidated financial statements of Rockstar Capital Group LLC (an Arkansas limited liability company) and Subsidiaries (collectively, “the Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of income, changes in members’ equity and cash flows for the years then ended and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockstar Capital Group LLC and Subsidiaries as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

F-1

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

INDEPENDENT AUDITOR’S REPORT (Continued)

To the Members

Rockstar Capital Group LLC

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•   Exercise professional judgment and maintain professional skepticism throughout the audit.

•   Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•   Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Orlando, Florida
April 30, 2025

F-2

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS
CURRENT ASSETS
Cash	$599,407	$2,050,918
Inventory	6,562,703	6,264,993
Interest receivable	1,775,666	-
Notes receivable, current portion	15,761,727	7,817,188
Other current assets	-	2,500
TOTAL CURRENT ASSETS	24,699,503	16,135,599

OTHER ASSETS
Notes receivable, net of current portion	12,905,707	12,317,862
Lot assignments	6,978,578	10,152,053
Investment - cost basis	450,238	450,238
Goodwill	6,039,792	6,039,792
TOTAL OTHER ASSETS	26,374,315	28,959,945
TOTAL ASSETS	$51,073,818	$45,095,544
LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$-	$156,731
Escrow deposits	72,542	72,542
Preferred returns payable	1,314,713	1,043,162
TOTAL CURRENT LIABILITIES	1,387,255	1,272,435
DUE TO AFFILIATES	164,646	-
TOTAL LIABILITIES	1,551,901	1,272,435
MEMBERS' EQUITY
Non-voting preferred units - $1,000 par value, 75,000 units
authorized (52,959 and 42,752 issued and outstanding as of
December 31, 2024 and 2023, respectively)	48,167,448	42,752,000
Retained earnings	1,354,469	1,071,109
TOTAL MEMBERS' EQUITY	49,521,917	43,823,109
TOTAL LIABILITIES AND MEMBERS' EQUITY	$51,073,818	$45,095,544

Read independent auditor’s report and notes to the financial statements.

F-3

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
REVENUE
Interest	$3,947,321	$1,653,730
Assignment fees	1,811,634	2,157,679
Land sales	29,976	-
TOTAL REVENUE	5,788,931	3,811,409

OPERATING EXPENSES
Credit loss	1,508,812	-
Management fees	724,448	307,219
Professional services	282,725	86,890
Subcontract labor	155,251	66,459
Advertising	143,349	77,872
Travel	33,308	5,360
Other	23,589	4,107
Software	12,925	10,251
Legal	3,332	31,436
Bank fees	1,768	3,112
Licenses and permits	462	20,048
TOTAL OPERATING EXPENSES	2,889,969	612,754
NET INCOME	$2,898,962	$3,198,655

Read independent auditor’s report and notes to the financial statements.

F-4

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Number of Preferred Units	Preferred Units	Retained Earnings	Total Members' Equity

BALANCE, DECEMBER 31, 2022	-	$-	$-	$-
Issuance of preferred units	4,676	4,676,000	-	4,676,000
Members distributions	-	-	(2,127,546)	(2,127,546)
Issuance of preferred units for acquisitions	39,501	39,501,000	-	39,501,000
Members returns of preferred units	(1,425)	(1,425,000)	-	(1,425,000)
Net income	-	-	3,198,655	3,198,655
BALANCE, DECEMBER 31, 2023	42,752	42,752,000	1,071,109	43,823,109
Issuance of preferred units	12,956	12,956,000	-	12,956,000
Return of capital	-	(4,791,552)	-	(4,791,552)
Members distributions	-	-	(2,615,602)	(2,615,602)
Member returns of preferred units	(2,749)	(2,749,000)	-	(2,749,000)
Net income	-	-	2,898,962	2,898,962
BALANCE, DECEMBER 31, 2024	52,959	$48,167,448	$1,354,469	$49,521,917

Read independent auditor’s report and notes to the financial statements.

F-5

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,898,962	$3,198,655
Adjustments to reconcile net income to net cash provided by operating activities
Credit loss expense	1,508,812	-
Cash provided by (used in) changes in operating assets and liabilities:
Inventory	(297,710)	-
Interest receivable	(1,775,666)	-
Other current assets	2,500	(2,500)
Lot assignments	3,173,475	-
Accounts payable	(156,731)	156,731
Preferred returns payable	271,551	1,043,162
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,625,193	4,396,048
CASH FLOWS FROM INVESTING ACTIVITIES:
Notes receivable	(10,041,196)	(5,212,370)
NET CASH USED IN INVESTING ACTIVITIES	(10,041,196)	(5,212,370)
CASH FLOWS FROM FINANCING ACTIVITIES:
Due to affiliates	164,646	-
Members distributions	(2,615,602)	(1,440,760)
Proceeds from issuance of preferred units, net of returns	5,415,448	4,308,000
Payment of notes payable	-	(5,005)
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,964,492	2,862,235

NET (DECREASE) INCREASE IN CASH	(1,451,511)	2,045,913
CASH, BEGINNING OF THE YEAR	2,050,918	5,005
CASH, END OF THE YEAR	$599,407	$2,050,918

Read independent auditor’s report and notes to the financial statements.

F-6

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – DESCRIPTION OF BUSINESS

Rockstar Capital Group LLC (“Rockstar Capital”) was incorporated in the State of Arkansas and commenced operations on October 5, 2022. Rockstar Capital and its wholly-owned subsidiaries (collectively, “the Company”) were formed for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by issuing short-term loans to affiliated and unaffiliated borrowers (“Investment Activities”), providing working capital and project financing (“Project Financing”), and/or land financing (“Land Financing”) to those borrowers.

The borrowers acquire, permit, and develop land in the southeastern United States for the purpose of resale of permitted lots to regional or national homebuilders, hedge funds, or other arm’s length buyers. In addition, the Company invests in qualified properties that the Company’s Manager considers to be desirable to acquire or develop, and therefore are suitable for investment, either directly, or indirectly through partnerships or strategic relationships with arm’s length and affiliated real estate developers and builders.

Purchasers of Class A non-voting preferred units become owners of the units upon execution of a Subscription Agreement, submission of an Investor Qualification Questionnaire, delivery of the investment funds, and acceptance by the Manager, which is Rockstar Capital Group Management Corporation.

The Company provides Project and/or Land Financing to various borrowers that typically operate in real estate investments, specifically land permitting and land sales. Borrowers may obtain financing for purposes of buy-and-hold investments, wrapable loans, commercial loans, or hard money/bridge loans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and include the Company’s accounts and those of the consolidated subsidiaries in which it has a controlling financial interest.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Rockstar Capital Group LLC and its wholly-owned subsidiaries, Rockstar Capital Development Group II LLC, Rockstar Capital Development Group III LLC, Rockstar Capital II LLC, and Rockstar Capital Development Group LP, from July 31, 2023. All material intercompany accounts and transactions have been eliminated in consolidation.

F-7

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. At December 31, 2024, the Company had $313,814 in excess of the FDIC insured limit.

Inventory

Inventory consists of land held for resale, which is stated at cost unless the carrying value is determined not to be recoverable, in which case the affected inventory is written down to fair value or fair value less associated costs to sell. Land inventory is tested for recoverability whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by comparing the carrying value of the asset to the undiscounted future net cash flows expected to be generated by the asset. These impairment evaluations are significantly impacted by estimates for the amounts and timing of future revenues, costs and expenses, and other factors. If the carrying value of a land asset is determined not to be recoverable, the impairment charge to be recognized is measured by the amount by which the carrying value of the affected asset exceeds its estimated fair value. If the fair value less associated costs to sell exceeds the asset’s carrying value, no impairment charge is recognized.

Notes Receivable

Notes receivable consist of promissory notes issued to borrowers to purchase lots for investment purposes. At both December 31, 2024 and 2023, the notes have interest rates ranging from 10% to 30%, with terms from less than 12 months to four years.

Lot Assignments

Lot assignments represent rights obtained to purchase undeveloped lots through the assignment of purchase agreements. The Company pays a fee to purchase these buying rights from the original buyer of the property. This fee, along with any direct costs incurred in securing the assignment, forms the initial basis of the asset’s valuation. Over time the value of the assignment may need to be adjusted for impairment. The Company reports each lot assignment at the cost to acquire the rights, less any impairment, on the accompanying consolidated balance sheets.

Related Party Transactions

In the ordinary course of business, the Company enters into transactions, including borrowings from and to related entities. Due to related parties totaled $164,646 at December 31, 2024. There were no amounts due to or from related entities at December 31, 2023.

F-8

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment

The Company accounts for an investment interest of 15% in a limited liability company at cost. The Company has no control of the limited liability company. The cost of the investment is recorded as an asset on the consolidated balance sheet and when income from the investment is received, it is immediately recognized on the consolidated statement of income.

Revenue Recognition

The Company recognizes revenue from assignment fees, income earned from providing financial services, and the sale of parcels of land to third parties.

Assignment Fees

Assignment fee revenue is generated when the Company negotiates and enters into a real estate purchase agreement with a seller, and then sells the rights to acquire that property to a third party under the terms that have been negotiated. The original contract to buy the property is assigned from the Company to an assignee, who then becomes responsible for fulfilling the terms of the negotiated agreement. The Company recognizes assignment fee revenue when all of the contractual rights and obligations of a property under a purchase agreement are transferred to the assignee, which is generally considered complete when the contract between the Company and the assignee is executed; all necessary approvals, if any, from the original seller have been obtained; and the assignee gains control over the rights of the original purchase agreement.

Interest

The Company provides loans to borrowers who require financing for various real estate transactions including buy-and-hold investments, wrapable loans, commercial loans, and hard money or bridge loans. Promissory notes are executed and interest income is earned monthly over the term of the note.

Land Sale Transactions

Land sale transactions are made pursuant to contracts under which the company typically has a performance obligation to deliver specific land parcels to the buyer when closing conditions are met. Each land sales contract is evaluated to determine the Company’s performance obligation(s) under the contract, including whether the Company has a distinct promise to perform post-closing land development work that is material within the context of the contract, and uses objective criteria to determine completion of the applicable performance obligation(s), whether at a point in time or over time.

F-9

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Land Sale Transactions (continued)

Revenues from land sales are recognized when the performance obligation(s) within the sales contract are satisfied, generally when title to and possession of the land and the risks and rewards of ownership are transferred to the land buyer on the closing date. Under the land sales contracts, an initial cash deposit from the buyer is typically received at the time the contract is executed, and the remaining consideration to which the Company is entitled is received, generally through a third-party escrow agent, at closing. In the circumstances where the Company provides financing to the land buyer, the company determines that collectability of the receivable is reasonably assured before revenue is recognized.

Advertising Costs

Advertising costs are expensed as incurred, and totaled $143,349 and $77,872 for the years ended December 31, 2024 and 2023, respectively.

Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the amount assigned to the assets acquired and liabilities assumed. Goodwill is not amortized. The Company accounts for goodwill and indefinite-lived intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles, Goodwill and Other, and in 2023 adopted Accounting Standards Update (“ASU”) 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. The Company annually assesses goodwill for impairment, or more frequently if events and circumstances indicate that goodwill might be impaired.

In connection with Rockstar Capital’s July 31, 2023 acquisitions of the entities described above and in Note 6, the Company recorded approximately $6,040,000 of goodwill, representing the excess of the purchase price over the amount assigned to the assets acquired, and the fair value assigned to intangible assets and liabilities assumed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F-10

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is treated as a partnership for Federal and state tax purposes. There are no open federal or state tax years under audit. The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 740-10, Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Recently Adopted Accounting Standard

Current Expected Credit Loss (“CECL”)

The Company has adopted FASB ASC Topic 326, Financial Instruments - Credit Losses, commonly referred to as CECL, effective January 1, 2023.

This standard significantly changes how the Company accounts for credit losses on financial instruments, including accounts receivable, notes and loans receivable, held- to-maturity debt securities, and other financial assets measured at amortized cost.

Under CECL, the Company is required to estimate lifetime expected credit losses at the time of origination or acquisition of a financial asset and to record an allowance for credit losses that represents the amount expected to be uncollectible. This represents a shift from the previous incurred loss model, which delayed recognition of credit losses until it was probable a loss had been incurred.

The Company measures credit losses on financial assets by considering a broad range of information, including historical credit loss experience, current conditions, and reasonable and supportable forecasts about the future. The Company utilizes a variety of models and analytical tools to estimate credit losses and adjusts historical loss information for differences in current asset-specific risk characteristics and environmental factors.

The Company determines reasonable and supportable forecasts of future economic conditions over the relevant forecast period. These forecasts are based on a combination of internally developed and externally sourced economic data and projections. The Company regularly reviews and updates its forecasts to reflect the most current available information.

Management has evaluated the potential for credit losses related to notes receivable and has recorded a provision of $1,508,812 at December 31, 2024. No provision was deemed necessary at December 31, 2023. For the year ended December 31, 2024, credit loss expense totaled $1,508,812. There was no credit loss expense for the year ended December 31, 2023.

F-11

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 3 – FAIR VALUE DISCLOSURES

Fair value measurements of assets and liabilities are categorized based on the following hierarchy:

Level 1 Fair value determined based on quoted prices in active markets for identical assets or liabilities.

Level 2 Fair value determined using significant observable inputs, such as quoted prices for similar assets or liabilities or quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data, by correlation or other means.

Level 3 Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

Fair value measurements are used for inventories on a nonrecurring basis when events and circumstances indicate that their carrying value is not recoverable. The fair values for inventories were determined using Level 2 inputs. The fair value for the investment recorded on a cost basis was determined using Level 2 inputs.

NOTE 4 – PREFERRED UNITS

The Company is issuing a maximum of seventy-five thousand (75,000) non-voting preferred units (the “Shares”) at a price of one thousand ($1,000) dollars per Share, with a minimum purchase requirement of ten (10) Shares or ten thousand ($10,000) dollars. The Shares grant investors the right to a non-cumulative, non-compounding preferred return of ten (10%) percent annually, anticipated to be paid quarterly. Earned and unpaid preferred returns are recorded as preferred returns payable on the accompanying consolidated balance sheet.

Preferred Share investors are also entitled to participate in a profit-sharing plan with the Company. This profit-sharing plan allows investors to share in company profits— outside of those earmarked to pay the preferred return to Members—and receive sixty (60%) percent of all such Company profits. The Manager will receive forty (40%) percent of such Company profits under the profit-sharing plan.

NOTE 5 – MANAGEMENT FEE

Under the terms of the Amended Operating Agreement, amended in July 2023, the Company pays the Manager of the Company a monthly asset management fee equal to one and a half (1.5%) per annum of the capital contributions from the sale of equity units received by the Company. The Manager is the sole voting member of the Company.

F-12

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 6 – ACQUISITIONS

Rockstar Capital followed the provisions of FASB ASC Topic 805, Business Combinations, to account for the 100% acquisition of four entities during 2023. In a strategic consolidation initiative, Rockstar Capital expanded its holdings through the acquisition of the assets and investors in four entities previously engaged in separate Regulation D offerings.

These entities include Rockstar Capital Development Group, LP (an Arkansas limited partnership); Rockstar Capital II, LLC (a Florida limited liability company); Rockstar Capital Development Group II, LLC (a Florida limited liability company); and Rockstar Capital Development Group III, LLC (a Florida limited liability company). This transaction was structured to transfer all beneficial interests and assets, both tangible and intangible, from each entity to Rockstar Capital. The mechanism used to achieve this transfer involved the issuance of 100% of the membership units in each entity to Rockstar Capital, a move that was authorized by the signing of a "Written Resolution and Consent" by the manager of each entity. These resolutions transferred the membership units to Rockstar Capital and assigned the management responsibilities to Rockstar Capital Group Management Corporation, an Arkansas corporation.

The managing entities involved are detailed as follows:

Rockstar Capital Development Group, LP is managed by Rockstar Capital Development GP, LLC, an Arkansas limited liability company.

Rockstar Capital II, LLC is managed by Rockstar Capital II Manager, LLC, a Florida limited liability company.

Rockstar Capital Development Group II, LLC is managed by Rockstar Investments, LLC, an Arkansas Foreign limited liability company.

Rockstar Capital Development Group III, LLC, is managed by Rockstar Investments, LLC, an Arkansas Foreign limited liability company.

Brandon Rooks was the control person for all the Managers in each of the above entities and he also controls both Rockstar Capital and Rockstar Capital Group Management Corporation. All investors consented to the transfer. As a result of the acquisition, all investors of the four Regulation D entities had their investments converted into Class A non-voting preferred units of Rockstar Capital, effectively rolling their previous financial positions into the new structure under the Regulation A offering and becoming subject to the limitations and benefits of the Class A preferred units.

The accompanying consolidated financial statements include the financials of the acquired entities from the date of acquisition.

F-13

ROCKSTAR CAPITAL GROUP LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 7 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued, noting none requiring disclosure.

F-14

ITEM 8: EXHIBITS

None. Audited Financials included in Item 7 above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROCKSTAR CAPITAL GROUP LLC

By:	/s/ BRANDON ROOKS
Brandon Rooks
Chief Executive Officer

By:	/s/ KEVIN HICKS
Kevin Hicks
Chief Financial Officer/Chief Accounting Officer

Date: April 28, 2025

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